FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2025

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 6, 2025, the Registrant issued a press release announcing its unaudited second-quarter 2025 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 6, 2025	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Corporate Secretary

Gilat Reports Second Quarter 2025 Results

Revenues Increased by 37%; GAAP Operating Income of $5.7 Million;
Adjusted EBITDA of $11.8 Million

Raises Midpoint of 2025 Revenue and EBITDA Guidance

Petah Tikva, Israel, August 6,  2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter, ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Revenues of $105 million, up 37% compared with $76.6 million in Q2 2024;

•	GAAP operating income of $5.7 million, compared with GAAP operating income of $2.8 million in Q2 2024;

•	Non-GAAP operating income of $9.3 million, compared with $7.3 million in Q2 2024;

•	GAAP net income of $9.8 million, or $0.17 per diluted share, compared with GAAP net income of $1.3 million, or $0.02 per diluted share, in Q2 2024;

•	Non-GAAP net income of $12 million, or $0.21 per diluted share, compared with $5.6 million, or $0.10 per diluted share, in Q2 2024;

•
Adjusted EBITDA of $11.8 million, compared with $10.1 million in Q2 2024, which includes a loss of about $1.5 million from Gilat Stellar Blu’s ramp up process. Adjusted EBITDA, excluding such loss, was $13.3 million.

Forward-Looking Expectations

On the strength of our results year-to-date, improved visibility and business momentum, management now expects revenue for 2025 between $435 million and $455 million, representing a higher revenue growth rate of approximately 46% at the midpoint. Previously management had expected revenue for 2025 between $415 million and $455 million, for a 42% growth rate at the midpoint .

Adjusted EBITDA for 2025 is now expected to be between $50 million and $53 million for a higher growth rate of approximately 22% at the midpoint, compared to the previous guidance for EBITDA to be between $47 million and $53 million.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "Gilat’s second quarter results were strong, demonstrating momentum across our growth engines and successful execution of our growth strategy. Gilat Defense is extending its reach by leveraging top-line synergies between Gilat and DataPath and offering a broader range of solutions to defense customers in the U.S. and among its allies. With a unified structure enabling faster response to customers’ mission needs and innovation across our portfolio, we are well-positioned to meet growing global demand driven by geopolitical tension and shifting budget priorities in favor of satellite communications."

Mr. Sfadia added, "Our Commercial Division achieved a milestone quarter, driven by strong bookings, strategic wins, and accelerating adoption of our next-generation SkyEdge IV platform. The industry’s shift toward virtualized, cloud-native networks marks a significant advancement in satellite communications infrastructure and elevates Gilat’s positioning with higher value and improved margins, providing the option to sell through a PaaS model. Stellar Blu continued to ramp up production, deliver Sidewinder ESA terminals to customers in commercial and business aviation markets,  and build its backlog of orders. Currently, there are approximately 225 aircraft flying with the Gilat antenna, demonstrating excellent results and throughput. Gilat Peru also achieved an outstanding quarter, highlighted by new orders from Pronatel.”

Mr. Sfadia concluded, “These achievements and advancements strengthen our leadership in multi-orbit ground solutions and the emerging IFC market. We remain  strategically positioned to accelerate revenue growth as we capture the expanding opportunities in mission-critical defense communications and next-generation satellite solutions.”

Key Recent Announcements

•	Gilat Awarded Over $8 Million from Israel’s Ministry of Defense for Strategic Defense Communication Solutions

•	Gilat Awarded Approximately $60 Million to Provide Digital Inclusion Solutions in Peru

•	Gilat Awarded More Than $7 Million to Provide the U.S. Army With Services in Support of Mission-Critical Communications

•	Gilat Awarded Over $22 Million in Orders from Tier One Satellite Operators

•	Gilat Secures $27 Million for Gilat’s Stellar Blu Portfolio

•	Gilat Signs a $40 Million Contract for Virtualized SkyEdge IV Platform

•	Gilat Receives Over $25 Million in Orders for its Multi-Orbit Satellite Solutions

Conference Call Details

Gilat’s management will discuss its second quarter 2025 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, August 6, 2025

Start:	09:30 AM EST / 16:30 IST

A simultaneous webcast of the conference call will be available through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:	US: 1-888-407-2553

International: +972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website https://www.gilat.com and through the link above.

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

Revenues	$197,007	$152,709	$104,970	$76,631
Cost of revenues	136,682	98,082	73,043	50,058

Gross profit	60,325	54,627	31,927	26,573

Research and development expenses, net	23,930	18,547	12,309	9,228
Selling and marketing expenses	16,467	14,109	8,265	7,032
General and administrative expenses	13,027	14,514	6,243	6,437
Other operating expenses (income), net	3,964	(725)	(574)	1,085

Total operating expenses	57,388	46,445	26,243	23,782
Operating income	2,937	8,182	5,684	2,791

Financial income (expenses), net	(2,186)	779	(1,250)	266

Income before taxes on income	751	8,961	4,434	3,057

Taxes on income	3,083	(2,695)	5,396	(1,755)

Net income	$3,834	$6,266	$9,830	$1,302

Earnings per share (basic and diluted)	$0.07	$0.11	$0.17	$0.02

Weighted average number of shares used in
computing earnings per share
Basic	57,081,120	57,016,808	57,124,568	57,017,032
Diluted	57,189,406	57,016,808	57,341,141	57,017,032

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2025			June 30, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$31,927	2,557	$34,484	$26,573	1,617	$28,190
Operating expenses	26,243	(1,043)	25,200	23,782	(2,914)	20,868
Operating income	5,684	3,600	9,284	2,791	4,531	7,322
Income before taxes on income	4,434	3,600	8,034	3,057	4,531	7,588
Net income	$9,830	2,131	$11,961	$1,302	4,253	$5,555

Earnings per share (basic and diluted)	$0.17	$0.04	$0.21	$0.02	$0.08	$0.10

Weighted average number of shares used in
computing earnings per share
Basic	57,124,568		57,124,568	57,017,032		57,017,032
Diluted	57,341,141		58,041,043	57,017,032		57,017,032

(*)Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses (income), net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	June 30, 2025	June 30, 2024
	Unaudited	Unaudited

GAAP net income	$9,830	$1,302

Gross profit
Stock-based compensation expenses	228	150
Amortization of purchased intangibles	2,302	920
Other non-recurring expenses	-	466
Other integration expenses	27	81
	2,557	1,617
Operating expenses
Stock-based compensation expenses	1,084	705
Stock-based compensation related to business combination	(920)	842
Amortization of purchased intangibles	1,269	267
Other operating expenses (income), net	(574)	1,085
Other integration expenses	184	15
	1,043	2,914

Taxes on income	(1,469)	(278)

Non-GAAP net income	$11,961	$5,555

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2025			June 30, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$60,325	3,368	$63,693	$54,627	2,343	$56,970
Operating expenses	57,388	(8,132)	49,256	46,445	(3,413)	43,032
Operating income	2,937	11,500	14,437	8,182	5,756	13,938
Income before taxes on income	751	11,500	12,251	8,961	5,756	14,717
Net income	3,834	9,954	13,788	6,266	5,303	11,569

Earnings per share (basic and diluted)	$0.07	$0.17	$0.24	$0.11	$0.09	$0.20

Weighted average number of shares used in
computing earnings per share
Basic	57,081,120		57,081,120	57,016,808		57,016,808
Diluted	57,189,406		58,023,137	57,016,808		57,062,883

(*)Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses (income), net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
	Unaudited	Unaudited

GAAP net income	$3,834	$6,266

Gross profit
Stock-based compensation expenses	402	300
Amortization of purchased intangibles	2,902	1,427
Other non-recurring expenses	-	466
Other integration expenses	64	150
	3,368	2,343
Operating expenses
Stock-based compensation expenses	1984	1,422
Stock-based compensation related to business combination	(313)	2,166
Amortization of purchased intangibles	2,153	524
Other operating expenses (income), net	3,964	(725)
Other integration expenses	344	26
	8,132	3,413

Taxes on income	(1,546)	(453)

Non-GAAP net income	$13,788	$11,569

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

GAAP net income	$3,834	$6,266	$9,830	$1,302
Adjustments:
Financial expenses (income), net	2,186	(779)	1,250	(266)
Taxes on income	(3,083)	2,695	(5,396)	1,755
Stock-based compensation expenses	2,386	1,722	1,312	855
Stock-based compensation related to business combination	(313)	2,166	(920)	842
Depreciation and amortization (*)	10,046	7,443	6,084	3,963
Other operating expenses (income), net	3,964	(725)	(574)	1,085
Other non-recurring expenses	-	466	-	466
Other integration expenses	408	176	211	96

Adjusted EBITDA	$19,428	$19,430	$11,797	$10,098

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

Commercial	$133,277	$84,593	$69,057	$43,400
Defense	43,004	37,404	19,993	20,174
Peru	20,726	30,712	15,920	13,057

Total revenues	$197,007	$152,709	$104,970	$76,631

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$64,929	$119,384
Restricted cash	474	853
Trade receivables, net	53,162	49,600
Contract assets	8,603	24,941
Inventories	48,737	38,890
Other current assets	45,498	21,963

Total current assets	221,403	255,631

LONG-TERM ASSETS:
Restricted cash	14	12
Long-term contract assets	7,890	8,146
Severance pay funds	6,544	5,966
Deferred taxes	16,129	11,896
Operating lease right-of-use assets	5,980	6,556
Other long-term assets	18,043	5,288

Total long-term assets	54,600	37,864

PROPERTY AND EQUIPMENT, NET	70,480	70,834

INTANGIBLE ASSETS, NET	61,689	12,925

GOODWILL	167,706	52,494

TOTAL ASSETS	$575,878	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$3,375	$-
Trade payables	18,541	17,107
Accrued expenses	46,295	45,368
Advances from customers and deferred revenues	57,464	18,587
Operating lease liabilities	2,919	2,557
Other current liabilities	18,621	17,817

Total current liabilities	147,215	101,436

LONG-TERM LIABILITIES:
Long-term loans	56,497	2,000
Accrued severance pay	7,179	6,677
Long-term advances from customers and deferred revenues	25	580
Operating lease liabilities	3,229	4,014
Other long-term liabilities	45,971	10,606

Total long-term liabilities	112,901	23,877

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,743	2,733
Additional paid-in capital	947,500	943,294
Accumulated other comprehensive loss	(2,843)	(6,120)
Accumulated deficit	(631,638)	(635,472)

Total shareholders' equity	315,762	304,435

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$575,878	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$3,834	$6,266	$9,830	$1,302
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	9,942	7,333	6,037	3,908
Stock-based compensation expenses	2,073	3,888	392	1,697
Accrued severance pay, net	(76)	60	(54)	115
Deferred taxes, net	(4,233)	1,724	(6,217)	1,273
Increase in trade receivables, net	(9,234)	(17,734)	(13,762)	(8,937)
Decrease (increase) in contract assets	16,552	2,982	24,350	(3,266)
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	11,754	5,512	(6,636)	2,005
Decrease in inventories	96	974	11,552	4,167
Increase (decrease) in trade payables	(14,690)	3,579	(6,862)	4,245
Decrease in accrued expenses	(4,587)	(2,229)	1,771	(989)
Decrease in advances from customers and deferred revenues	(15,426)	(9,486)	(14,330)	(6,732)
Increase (decrease) in other liabilities	2,526	(2,177)	(928)	(2,316)
Net cash provided by (used in) operating activities	(1,469)	692	5,143	(3,528)

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(4,256)	(2,650)	(2,766)	(1,857)
Investment in other asset	(3,500)	-	(1,000)	-
Acquisitions of subsidiary, net of cash acquired	(104,943)	-	-	-
Net cash used in investing activities	(112,699)	(2,650)	(3,766)	(1,857)

Cash flows from financing activities:
Repayment of credit facility, net	-	(7,453)	-	(4,709)
Repayment of short-term debts	-	(1,340)	-	(1,340)
Proceeds from short-term debts	-	1,469	-	1,469
Proceeds from long-term loan, net of associated costs	58,970	-	-	-
Repayment of long-term loan	(750)	-	(750)	-
Net cash provided by (used in) financing activities	58,220	(7,324)	(750)	(4,580)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,116	(718)	524	(450)

Increase (decrease) in cash, cash equivalents and restricted cash	(54,832)	(10,000)	1,151	(10,415)

Cash, cash equivalents and restricted cash at the beginning of the period	120,249	104,751	64,266	105,166

Cash, cash equivalents and restricted cash at the end of the period	$65,417	$94,751	$65,417	$94,751